Exhibit 99.1

Press Release

Ardmore Shipping Corporation Announces Pricing of Secondary Public Offering by GA Holdings LLC

HAMILTON, Bermuda, Nov. 3, 2015 — Ardmore Shipping Corporation (NYSE: ASC) (“Ardmore” or the “Company”) today announced that GA Holdings LLC (the “Selling Shareholder”) has priced an underwritten public offering of 4,000,000 shares of the Company’s common stock at a public offering price of $13.25 per share. The Selling Shareholder has granted the underwriters a 30-day option to purchase up to an additional 600,000 shares of common stock. The shares to be sold by the Selling Shareholder, excluding shares subject to the option, represent approximately 49% of the shares held by the Selling Shareholder. The Company is not selling any shares and will not receive any proceeds from the offering.

Ardmore’s common stock is listed on the New York Stock Exchange under the symbol “ASC”.

Morgan Stanley & Co. LLC and Clarksons Platou Securities AS are acting as the underwriters for the offering.

Copies of the prospectus supplement and accompanying base prospectus related to the offering may be obtained from Morgan Stanley, Attn: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014-4606; and Clarksons Platou Securities AS, Attn: Hilde Neergaard, Munkedamsveien 62C, 0270 Oslo, Norway.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities nor will there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction. The offering of these shares of common stock is being made only by means of one or more prospectus supplements and a related prospectus.

About Ardmore Shipping Corporation

Ardmore owns and operates a fleet of mid-size product and chemical tankers ranging from approximately 17,600 Dwt to 50,000 Dwt. Ardmore provides seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies, with its modern, fuel-efficient fleet of tankers.

Ardmore’s core strategy is to develop a modern, high-quality fleet of product and chemical tankers, build key long-term commercial relationships, maintain its cost advantage in assets, operations and overhead, while creating significant synergies and economies of scale as the Company grows. Ardmore provides its services to customers through voyage charters, commercial pools and time charters and enjoys close working relationships with key commercial and technical management partners. Ardmore views the continued development of these relationships as crucial to its long-term success.

Forward Looking Statements

The statements in this news release that are not historical facts may be forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause the outcome to be materially different. These risks and uncertainties include, but are not limited to, those discussed in Ardmore’s public filings with the U.S. Securities and Exchange Commission. Ardmore undertakes no obligation to revise or update any forward-looking statements unless required to do so under the securities laws.

Investor Relations Enquiries:

Mr. Leon Berman

The IGB Group

45 Broadway, Suite 1150

New York, NY 10006

Tel: 212-477-8438

Fax: 212-477-8636

Email: lberman@igbir.com

Or

Mr. Bryan Degnan

The IGB Group

45 Broadway, Suite 1150

New York, NY 10006

Tel: 646-673-9701

Fax: 212-477-8636

Email: bdegnan@igbir.com